Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference of our Firm under the caption “Experts”, and to the incorporation by reference in the following Registration Statements:

(1)    Form S-8 Nos. 333-260935, 333-236894 pertaining to TransAlta Corporation’s Share Unit Plan, and
Form S-8 Nos. 333-72454 and 333-101470 pertaining to TransAlta Corporation’s Share Option Plan

(2)    Form F-10 No. 333-292019 pertaining to the registration of Debt and Equity Securities of TransAlta Corporation and the use herein of our reports dated February 26, 2026, with respect to the consolidated statements of financial position as at December 31, 2025 and 2024 and the consolidated statements of (loss) earnings, comprehensive (loss) income, changes in equity and cash flows for the years then ended, and the effectiveness of internal control over financial reporting of TransAlta Corporation as of December 31, 2025, included in this Annual Report on Form 40-F.

/s/Ernst & Young LLP
Calgary, Alberta February 26, 2026	Chartered Professional Accountants